[Cycle-Sat Letterhead]

                                  June 17, 1996


Mr. Evan Calio
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:      Cycle-Sat, Inc.

Dear Mr. Calio:

         Pursuant to Rule 477 of the Securities Act of 1933, this letter is being filed by Cycle-Sat, Inc. (the "Registrant"), to withdraw the Registrant's Registration Statement on Form S-1, Registration No. 333-3364 (the "Offering"), relating to 4,132,500 shares of the Registrant's Common Stock (the "Shares") which were being offered on a continuous basis pursuant to Rule 415 under the Securities Act of 1933.

     The Registrant's Registration Statement on Form S-1, Registration No. 333-3364 was never declared effective and the Registrant hereby requests that the Registration Statement on Form S-1, Registration No. 333-3364 be withdrawn and be declared of no further effect.

         The Registrant also wishes to withdraw its Form 8-A filing contained in file number 000- 20869 and hereby requests that the Registrant's Registration Statement on Form 8-A, File No. 000-20869 relating to the registration of the Registrant's Common Stock pursuant to Section 12(g) of the Securities Exchange Act of 1934 be withdrawn and be declared of no further effect.

         Please contact the undersigned if you have any further questions regarding this matter.

                                     Very truly yours,


                                     /s/ Raymond M. Beebe
                                     Raymond M. Beebe, Secretary

cc: James M. Ash, Esq.



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